Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpt - Verizon Presentation to Enterprise Solutions Group staff]

MCI Strategic Overview Complements Enterprise Advance strategy with network assets, next-generation services and superior account coverage Drives significant operational and process efficiencies while creating market opportunities Financial flexibility enables integration and execution Positions Verizon for global leadership in enterprise market Proprietary and Confidential - Not for Disclosure Outside of Verizon 1

Compelling Strategic Rationale Positioned to migrate up the enterprise value chain Upside opportunities Enterprise leadership Next generation services Enterprise mobility Achievable synergies Financial strength and stability Largest US carrier with global footprint Strong, stable business mix Industry leading balance sheet Proprietary and Confidential—Not for Disclosure Outside of Verizon 2

A “change the game” opportunity Strong Regional Footprint + Global Presence

= Global Service Provider Customer Relationships

+Enterprise & Multi-National Corp. Depth = Broadest Market Reach National Mobile Reach + IP Centric Solutions Focus = Converged Services Platform All Access Modes End-to-end IP Solutions Centric

Proprietary and Confidential—Not for Disclosure Outside of Verizon

3

Business Model Transformation From : To : Connectivity provider Vendor Features and functions Separate networks Communications “All invented here” Quality of service Solutions provider Partner Integrated & managed services Converged networks Connected applications “All delivered here” (SPOA) Compelling user experience Putting the customer firstProprietary and Confidential - Not for Disclosure Outside of Verizon 4

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.